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August 20, 2013

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Alexandra M. Ledbetter

Re:	WebMD Health Corp.

Amendment No. 1 to Schedule TO-I

Filed August 15, 2013

Schedule TO-I

Filed August 12, 2013

File No. 005-81047

Dear Ms. Ledbetter:

On behalf of our client, WebMD Health Corp. (“WebMD” or the “Company”), we hereby acknowledge receipt of the comment letter dated August 16, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I and Schedule TO-I/A (together, the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-I, the Offer to Purchase.

Responses to Staff Comments

General

1.	We note that the issuer is offering to purchase 10% of the total number of shares outstanding, and that currently its officers, directors and major shareholders collectively own nearly 71%. Further, the number of record holders has steadily decreased with each of the last three share buy-backs, from 2,750 record holders as of February 25, 2010, to 1,550 record holders as of February 25, 2013. The Bloomberg News article “WebMD Surges After Report Company May Seek Sale to Private-Equity Firms,” dated November 29, 2011, indicates that the issuer may be considering a sale. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take the issuer private within the meaning of Exchange Act Rule 13e-3. Although the offer is conditioned on not causing a going private effect, as described on page 15, we note that this condition may be waived. Refer to Q & A No. 4 in Exchange Act Release No. 34-17719 (April 13, 1981).

Ms. Alexandra M. Ledbetter	August 20, 2013

Response: The Company advises the Staff that the tender offer (the “Offer”) is not the first step in a series of transactions intended or reasonably likely to take WebMD private within the meaning of Exchange Act Rule 13e-3.

A Rule 13e-3 transaction is defined as any transaction or series of transactions by an issuer or its affiliates, including “a purchase of any equity security by the issuer or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, either of the following effects:

(i)	causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons; or

(ii)	causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Company does not believe there is a reasonable likelihood that the Offer would result in a Rule 13e-3 transaction involving WebMD. The number of record holders of the Company’s common stock, calculated in accordance with Rule 12g5-1 of the Exchange Act, is approximately 1,500 as of August 12, 2013 (treating, for this purpose, all shares held through Depositary Trust Company as if held by a single record holder, although numerous banks and brokers hold shares through this entity for their even more numerous clients). This number is well above the 300 person limitation in Rule 13e-3 and, while the Offer can be expected to result in a decrease of the number of recordholders, the Company expects the number of recordholders to be significantly above 300 persons after the Offer. In addition, the Company believes there are approximately 25,000 beneficial owners of its common stock; this number is well above the 400 person requirement for listing on Nasdaq and, while the Offer can be expected to decrease the number of beneficial owners, the Company expects the number of beneficial owners after the Offer to be significantly above 400 holders.

The Company also advises the Staff that the percentage of the outstanding shares of WebMD Common Stock owned by its officers, directors and major shareholders is approximately 45.5%. The percentages listed in the “Security Ownership of Principle Stockholders and Management” table in Section 11 of the Offer to Purchase were calculated in accordance with the rules that apply to that table, as described in footnotes 2 and 3 to the table. Those rules required that the Company include the 5,689,488 shares held by Kensico Capital Management Corp. in the table twice, once in the line for Kensico itself (since it owns more than 5%) and also in the total holdings of directors and executive officers as a group since Thomas J. Coleman of Kensico is on the Company’s Board. In addition, as required by the applicable rules, the percentages in the table include shares that a person or entity has the right to acquire within 60 days. However, those shares are not currently outstanding. Accordingly, in calculating current ownership by principal ownership and management, the Company has excluded

Ms. Alexandra M. Ledbetter	August 20, 2013

those shares, including the 5,483,079 shares attributable to Soros Fund Management LLC, all of which are only issuable upon conversion of the Company’s convertible notes. In light of the foregoing, as of August 6, 2013, the Company’s officers, directors and major shareholders owned 22,914,233 of the 50,404,948 total outstanding shares of the Company, or approximately 45.5% and other stockholders owned the remaining 54.5% of the total outstanding shares.

Accordingly, the Offer is not intended or expected to cause either of the effects described in Rule 13e-3. Furthermore the Offer is not part of any series of transactions. As disclosed on page 4 of the Offer to Purchase filed as Exhibit 99(a)(1)(A) to the Schedule TO (the “Offer to Purchase”) under the heading “Purpose of the Tender Offer,” the Board of Directors of the Company determined to engage in the Offer because it believed that purchasing shares of the Company’s common stock in the Offer represented a prudent use of the funds required for the Offer and in light of certain advantages the Offer would provide to both those stockholders who wish to participate in the Offer and those who do not. The Board of Directors was not at the time of such determination, and is not at present, entertaining any plans, proposals or negotiations relating to any other transaction that could produce either of the effects described above. The Company may, however, from time to time after completion of the Offer (as it has in the past), engage in routine repurchase programs that would not be intended or expected to cause either of the effects described in Rule 13e-3.

* * * * *

The Company has directed me to acknowledge, on its behalf, that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Staff may have additional comments after reviewing this letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at (212) 848-7628.

Very truly yours,

/s/ Creighton O’M. Condon
Creighton O’M. Condon

cc:	Peggy Kim, Special Counsel

Douglas W. Wamsley, WebMD Health Corp.

Lewis H. Leicher, WebMD Health Corp.